Contacts:

Lorus Therapeutics Inc.	Media Contact:	US Investor Relations
Bruce Rowlands	Eliza Walsh / Amy Banek	Tim Clemensen
Senior Vice President	Mansfield Communications	Rubenstein Investor Relations
(416) 798-1200 ext. 338	(416) 599-0024 / (212) 370-5045	(212) 843-9337
browlands@lorusthera.com	eliza@mcipr.com/amy@mcipr.com	tim@rir1.com

LORUS AND OHIO STATE UNIVERSITY TO COLLABORATE ON ACUTE MYELOID LEUKEMIA RESEARCH IN SUPPORT OF U.S. NCI-SPONSORED CLINICAL STUDY

TSX:        LOR

AMEX:    LRP

TORONTO, CANADA, September 7, 2005 – Lorus Therapeutics Inc. (‘Lorus’), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced a research collaboration with Dr Guido Marcucci, a prominent leukemia researcher and clinician at the Ohio State University Comprehensive Cancer Center, on a program of laboratory experiments on acute myeloid leukemia (AML) cell lines.  These experiments, which will be conducted in both tissue culture and animal models, will provide important insights into the correlation between antitumor response and the cellular effects of GTI-2040 and cytarabine when given together.

These studies will provide additional scientific support for the ongoing clinical trial in recurrent or refractory AML led by Dr. Marcucci as principal investigator, which is sponsored by the U.S. National Cancer Institute’s Cancer Therapy Evaluation Program (NCI CTEP).  Based on promising preliminary results coupled with favorable pharmacodynamic assessments, this clinical trial has identified a population of AML patients of exceptional interest in the development of GTI-2040.

The NCI CTEP program will additionally sponsor a project by Dr. Kenneth Chan, also at the Ohio State University Comprehensive Cancer Center, and Dr. Marcucci to evaluate the optimal intracellular conditions for the activity of GTI-2040 and cytarabine in AML tissue culture models.

Dr. Marcucci and Dr. Chan will study intracellular drug distribution of GTI-2040 and examine how this correlates with target-related effects.  These studies will help explain and optimize the effects of GTI-2040 and cytarabine in the treatment of AML and will take place in parallel with the ongoing clinical study.

In this jointly planned program, Lorus’ preclinical research and development team and clinical research department will carry out in vivo survival studies, while the detailed intracellular and pharmacodynamic studies in tumor samples will be conducted at Dr. Marcucci’s laboratory.

“This research collaboration between Lorus and Dr. Guido Marcucci and Dr. Kenneth Chan, both well-known leukemia researchers and clinicians at the Ohio State University Comprehensive Cancer Center, provides an excellent opportunity not only to confirm our exciting clinical results, but also to further optimize the treatment responses of combining GTI-2040 with cytarabine in the treatment of AML,” said Lorus CEO Dr. Jim Wright.

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in Phase II clinical trial programs and one Phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin® is a registered trademark of Lorus Therapeutics Inc.

About GTI-2040

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. It has also been described as a malignant determinant that is elevated in a wide range of tumors, and through deregulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential. GTI-2040 showed significant antitumor activity against many different human tumors in preclinical studies.  In addition to the clinical trial in renal cell cancer described above, GTI-2040 is currently the subject of a Clinical Trials Agreement with the United States National Cancer Institute (NCI) under which GTI-2040 will be tested in combination chemotherapy in six different clinical trials. All six of these trials have been initiated.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.